Exhibit 99.1

ZK International Group Co., Ltd. Announces Earnings Results for the First Half of Fiscal Year 2025

WENZHOU, China, September 29, 2025 -- ZK International Group Co., Ltd. (ZKIN) (“ZK International” or the “Company”), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products primarily used for water and gas supplies, today announced its unaudited financial results for the six months ended March 31, 2025.

Financial Highlights for the First Half of Fiscal Year 2025

	For the Six Months Ended March 31,
($ millions, except per share data)	2025	2024	% Change
Revenue	$40.00	$52.89	(24.37)%
Gross profit	$2.19	$3.35	(34.63)%
Gross margin	5.47%	6.33%	-0.86	% pp*
Income loss from operations	$(0.49)	$(0.16)	197.83%
Operating margin	(1.22)%	(0.31)%	-0.91	% pp*
Net loss	$(0.80)	$(0.48)	66.48%
Diluted earnings per share	$(0.02)	$(0.01)	-

*	pp: percentage point(s)

●	Revenue decreased by 24.37% to $40.00 million for the six months ended March 31, 2025 from $52.89 million for the six months ended March 31, 2024. During the first fiscal half of 2025, we faced a decrease in demand for our piping products, mainly due to the slow recovery in the real estate market (such as reduced construction projects and weakened investment momentum) during the fiscal half period. Despite our efforts to manage costs related to raw materials (including nickel, a key component of stainless steel), the dampened market demand not only lowered our sales volume but also limited our ability to adjust pricing. As a result, the combined effect of weaker sales and challenging market conditions led to the revenue decline for the six months ended March 31, 2025.

●	Gross profit decreased by 34.63% to $2.19 million. Gross margin was 5.47%, compared to 6.33% for the same period of the prior fiscal period. The falling revenue, along with increased raw materials costs (particularly for stainless steel which is a key component of our products), has outpaced our cost optimization efforts which led to a decline in gross margin.

●	Loss from operations was $0.49 million, compared to loss from operations of $0.16 million for the same period of the prior fiscal year. Operating margin was (1.22)%, compared to (0.31)% for the same period of the prior fiscal year.

●	Net loss was $0.8 million. This compared to a net loss of $0.48 million for the same period of the prior fiscal year.

Financial Results for the First Half of Fiscal Year 2025

Revenue

Revenue decreased by $12,890,784.00 or 24.37%, to $39,996,372 for the six months ended March 31, 2025 from $52,887,156 for the six months ended March 31, 2024. During the first fiscal half of 2025, we faced a decrease in demand for our piping products, mainly due to the slow recovery in the real estate market (such as reduced construction projects and weakened investment momentum) during the fiscal half period. Despite our efforts to manage costs related to raw materials (including nickel, a key component of stainless steel), the dampened market demand not only lowered our sales volume but also limited our ability to adjust pricing. As a result, the combined effect of weaker sales and challenging market conditions led to the revenue decline for the six months ended March 31, 2025.

Gross Profit

Our gross profit decreased by $1,163,908, or 34.74%, to $2,186,102 for the six months ended March 31, 2025 from $3,350,010 for the six months ended March 31, 2024. Gross profit margin was 5.47% for the six months ended March 31, 2025, as compared to 6.33% for the six months ended March 31, 2024. The decrease of our gross profit was mainly attributable to the revenue decline amid real estate market sector. Moreover, persistent raw materials costs (particularly for stainless steel, a key component of our products) have outpaced our cost optimization efforts, which led to a decline in gross margin.

Selling and Marketing Expenses

We incurred $881,686 in selling and marketing expenses for the six months ended March 31, 2025, compared to $880,824 for the six months ended March 31, 2024. Selling and marketing expenses increased by $862, or 0.10%, during the six months ended March 31, 2025 compared to the six months ended March 31, 2024.

General and Administrative expenses

We incurred $1,396,466 in general and administrative expenses for the six months ended March 31, 2025, compared to $2,010,566 for the six months ended March 31, 2024. General and administrative expenses decreased by $614,100 or 30.54%, for the six months ended March 31, 2025 compared to the same period in 2024. The decrease is primarily due to reductions in consulting expenses and employee related costs.

Research and Development Expenses

We incurred $396,934 in research and development expenses for the six months ended March 31, 2025, compared to $622,805 for the six months ended March 31, 2024. R&D expenses decreased by $225,871, or 36.27%, for the six months ended March 31, 2025 compared to the same period in 2024.

Income (loss) from Operations

As a result of the factors described above, we incurred operating loss of $488,984 for the six months ended March 31, 2025, compared to operating loss of $164,185 for the six months ended March 31, 2024, an increase of operating loss of $324,799.

Other Income (Expenses)

Our interest income and expenses were $4,052 and $349,499, respectively, for the six months ended March 31, 2025, compared to interest income and expenses of $7,868 and $411,045, respectively, for the six months ended March 31, 2024.

Net Income (loss)

As a result of the factors described above, we incurred net loss of $802,028 for the six months ended March 31, 2025, compared to net loss of $481,753 for the six months ended March 31, 2024, an increase in net loss of $320,275.

Financial Condition

As of March 31, 2025, cash and cash equivalents, restricted cash and short-term investments totaled $1.61 million, compared to $4.16 million as of September 30, 2024. Short-term bank borrowings were $11.19 million as of March 31, 2025, compared to $10.26 million as of September 30, 2024.

Accounts receivable was $19.82 million as of March 31, 2025, compared to $22.39 million as of September 30, 2024. Inventories were $15.49 million as of March 31, 2025, compared to $13.53 million as of September 30, 2024. Accounts payable was $2.43 million as of March 31, 2025, compared to $3.13 million as of September 30, 2024.

Total current assets and current liabilities were $55.30 million and $45.39 million, respectively, leading to a current ratio of 1.22 as of March 31, 2025. This compared to total current assets and current liabilities were $62.74 million and $24.89 million, respectively, and current ratio of 1.26 as of September 30, 2024.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 33 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors. ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the “Water Cube”, and “Bird’s Nest”, which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but also to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company’s SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income (Loss)

For the Six Months Ended March 31, 2025 and 2024 (Unaudited)

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the Six Months Ended March 31,
	2025	2024
Revenues	39,996,372	$52,887,156
Cost of sales	37,810,270	49,537,146
Gross profit	2,186,102	3,350,010

Operating expenses:
Selling and marketing expenses	881,686	880,824
General and administrative expenses	1,396,466	2,010,566
Research and development costs	396,934	622,805
Total operating expenses	2,675,086	3,514,195

Operating income (loss)	(488,984)	(164,185)

Other income (expenses):
Interest expenses	(349,499)	(411,045)
Interest income	4,052	7,868
Other income (expenses), net	46,574	92,816
Total other income (expenses), net	(298,873)	(310,361)

Income (Loss) before income taxes	(787,857)	(474,546)

Income tax provision	(14,171)	(7,207)

Net income (loss)	(802,028)	(481,753)
Net income (loss) attributable to non-controlling interests	(5,227)	-

Net income (loss) attributable to ZK International Group Co., Ltd.	(796,801)	(481,753)

Net income (loss)	(802,028)	(481,753)

Other comprehensive income:
Foreign currency translation adjustment

Total comprehensive income (loss)	(802,028)	(481,753)
Comprehensive income (loss) attributable to non-controlling interests	(1,688)	(9,284)
Comprehensive income attributable to ZK International Group Co., Ltd.	(803,716)	(472,468)

Basic and diluted earnings per share
Basic	(0.15)	(0.11)
Diluted	(0.15)	(0.11)
Weighted average number of shares outstanding
Basic	5,232,469	4,492,280
Diluted	5,232,469	4,492,280

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2025 and September 30, 2024 (Unaudited)

 (IN U.S. DOLLARS)

	As of September 30,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$1,559,434	$4,009,387
Restricted cash	46,714	103,917
Short-term Investment	-	50,111
Accounts receivable, net of allowance for doubtful accounts and provision for expected credit loss of $7,330,890 and $7,580,664, respectively	19,816,792	22,393,810
Notes receivable	750,672	355,761
Prepayment, deposit and other receivable - current	8,166,269	4,657,014
Inventories	15,487,586	13,528,170
Advance to suppliers	9,469,805	17,641,946
Total current assets	55,297,272	62,740,116
Property, plant and equipment, net	7,957,533	8,104,335
Right-of-use asset – Operating lease	212,915	162,103
Intangible assets, net	1,234,704	1,282,939
Deferred tax assets		—
Prepayment, deposit and other receivable - Non-current	261,576	271,201
Long-term prepayment		—
Long-term accounts receivable	4,788,657	5,379,311
Long-term investment	2,037,086	2,046,868
TOTAL ASSETS	$71,789,743	$79,986,873
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,426,968	$3,125,104
Accrued expenses and other current liabilities	3,749,209	4,261,080
Operating lease liability - current	-	12,280
Accrued payroll and welfare	2,662,269	2,323,244
Advance from customers	10,081,298	14,861,280
Due to related parties	70,500	216,906
Convertible debentures	4,917,683	4,917,683
Bank borrowings - current	11,194,069	10,259,918
Long-term Bank borrowings - current	9,795,775	9,765,447
Notes payables	493,219	124,957
Total current liabilities	45,390,990	49,867,899
Operating lease liability – non-current		—
Bank borrowings – non-current	-	1,802,468
TOTAL LIABILITIES	$45,390,990	$51,670,367

COMMITMENTS AND CONTINGENCIES		—

Equity
Common stock, no par value, 50,000,000 shares authorized, 5,232,469 and 5,163,946 shares issued and outstanding, respectively		—
Additional paid-in capital	77,886,898	77,886,898
Statutory surplus reserve	3,176,556	3,176,556
Subscription receivable	(125,000)	(125,000)
Retained earnings (Deficits)	(51,245,374)	(50,448,573)
Accumulated other comprehensive loss	(3,449,608)	(2,326,968)
Total equity attributable to ZK International Group Co., Ltd.	26,243,472	28,162,913
Equity attributable to non-controlling interests	155,281	153,593
Total equity	26,398,753	28,316,506
TOTAL LIABILITIES AND EQUITY	$71,789,743	$79,986,873

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